Exhibit 6.13

ROBOT CACHE US INC. AND LEDGERZ HOLDINGS PARTNERSHIP AGREEMENT

THIS agreement (“Agreement”) is made as of the 25th day of November, 2019 (“Effective Date”), by and between, Robot Cache US, Inc., a Delaware corporation, having an office at 5910 Pacific Center Blvd., Suite 310, San Diego, Ca. 92121(hereinafter referred to as “RC”) and LedgerZ Holdings, a company formed under the laws of Cayman, having an office at P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands (hereinafter referred to as “LedgerZ”), together referred to as the (“Parties”).

RECITALS:

Whereas RC is engaged in delivering an e-commerce platform for the purposes of selling, marketing and distributing interactive software products (the “Games”) on its e-commerce web site to video game players around the world and owns and/or controls the Robot Cache technology, source code and other works (the “Platform”); Whereas LedgerZ wishes to represent and partner with Robot Cache in the Territories to facilitate various game acquisition, publishing, marketing and other support related activities to bring games from the Chinese game developers to the Platform;

DEFINITIONS

“Revenues” means all actual revenues received by RC from sales and micro-transactions, advertising and mining, less discounts, rebates and credits granted at the time of sale, provided that under no circumstances shall it include bad debts or other uncollected amounts.

“Net Profit” means the Revenues less a) actual costs resulting directly from refunds, fraud or chargebacks; (b) brokerage, licensing, distribution or any other third party fees; (c) if applicable, credit card or payment processing fees; (d) currency conversion and foreign transaction fees; (e) insurance, taxes, VAT and tax processing fees; (f) any applicable marketing, production, operational support costs (i.e. actual time spent by RC engineers to support the Platform in the Territory) spent in the Territory, and (g) actual server and bandwidth costs applicable for the Territory (i.e. AWS).

“Publishers” mean game developers who control the rights to Games that are approved to be on the Platform and have already agreed to RC’s Publishing/Distribution Agreement.

“Qualified Games” means games that have been approved by RC to be on the platform and LedgerZ has proper documentation that it brought Publishers to sign up on the Platform and such games have been vetted;

“Users” means users that have established a valid account on the Platform, have agreed to RC’s terms of service and have been verified and originated from the Territory.

“Intellectual Property Rights” means all intellectual and industrial property rights and interests in or relating to the Property and/or Trademarks, including but not limited to trademarks, copyrighted materials and their derivatives, software, designs, know-how, patents or inventions, and whether such rights are registered, unregistered or pending registration.

“Qualified Financing” means an equity or other financing involving the sale by RC of shares or any securities conferring the right to purchase common stock or securities convertible into, or exchangeable for (with or without additional consideration) shares of RC’s common stock, which financing is approved by a majority of the Board of Directors of the RC and which results in at least $2,000,000 of gross proceeds being received by RC in one or more closings, or (II) any other financing of RC which the Parties agree shall be deemed a Qualified Financing hereunder.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

Purpose:	The purpose of the Partnership is to facilitate LedgerZ sourcing Games from the Chinese developer community and to encourage them to create accounts and upload their games and assets to the RC platform so that these game developers have a portal for such games to be downloaded and played via the Platform.

Term:	This Agreement shall become effective on the Effective Date and shall expire five (5) years from the execution of this Agreement unless earlier terminated in accordance with the provisions hereof (the “Term”) or a written agreement for an extension of the Term is mutually agreed to in writing by the Parties.

Territory:	Peoples Republic of China (including: Taiwan, Hong Kong, Macau)

Profit Sharing:	For Qualified Games in which LedgerZ has brought to the Platform (and for which RC has approved to be on such Platform), RC agrees to pay LedgerZ the following percentages of its Net Profit;

50% from the Net Profit from moneys actually received from the sales related to such games and micro transactions on the Platform;

50% from the Net Profit from moneys actually received from the sales related to advertising related activities (of which pricing, rates and guidelines are set from time to time by RC);

50% from the Net Profit from moneys actually received from the ‘mining’ revenue received from Users that originate from the Territory.

Funding:	RC agrees to provide LedgerZ the following operational funding (QA, Customer Support, Marketing, etc.) starting 30 days following RC’s actual receipt of the funds related to the Qualified Financing;

$600,000 US payable in $100,000 monthly installments

Accounting:	RC agrees to forward to LedgerZ, within 30 days after the end of each calendar month, a detailed separate report of the Revenues sold from sales in the Territory and the computation of Net Profit for such period. RC agrees that accompanying each such report shall be payment of the amounts due to LedgerZ, if any, for such period. RC agrees to keep complete and accurate books of account and records covering all of the information and amounts due under this Agreement.

LedgerZ shall be solely responsible for and shall pay any and all taxes, levies, duties or other fees or charges which may be imposed by any governmental jurisdiction as a result of the parties’ performance under this Agreement (other than taxes on RC’s income). All amounts payable under this Agreement are payable in U.S. dollars.

Content:	LedgerZ will establish a content review team within six (6) months to standardize game ratings uploaded from the Territory and would subject to RC guidelines. For the purposes of clarification, any and all content submissions to Platform will ultimately be decided by RC in it’s sole discretion.

Marketing:	LedgerZ will establish a business development marketing group to facilitate encouraging Publishers to sign up on the Platform. All such costs related to the marketing or business development functions beyond those costs already referred to in the Funding section of this Agreement will be the responsibility of LedgerZ. LedgerZ agrees that it will provide proper documentation for such developers.

Press Release:	Any press release or other public announcement concerning this Agreement and/or any of the Games shall be subject to the prior written approval of both parties, which approval shall not be unreasonably withheld or delayed.

Localization:	LedgerZ will provide all translation services for RC platform and other related messaging and documentation for the Territory.

LedgerZ Obligations:	LedgerZ will deliver the following KPI’s which will be measured and tracked on the Platform after 6 months from the first funding installment been paid to LedgerZ; In addition, LedgerZ will provide all customer support in the Territories local time zone at its own expense.

Registered Users:	2,000,000
Games on Platform:	100
Revenues:	$2,000,000 per month

RC Obligations:	RC will insure updates and maintenance of the Platform based on LedgerZ recommendations and local requirements to facilitate adoption within the Territory, include but not limited to: Alipay and WeChat Pay capabilities to the Platform; Micro-transactions capabilities enabling in game purchases; passing all local Anti-viruses and security software checks, RC will guarantee that all downloadable software for the platform will not be malware or Trojan contaminated.

Termination:	RC shall have the right to terminate this Agreement in the event LedgerZ materially breaches its obligations under this Agreement and fails after thirty (30) days’ written notice thereof to cure such breach. If LedgerZ shall be unable to pay its liabilities (if any are due), or shall make any assignment for the benefit of creditors, or shall file any petition under any federal or state bankruptcy statute, or be adjudicated as bankrupt or insolvent, or if any receiver is appointed for its business or property, or if any trustee in bankruptcy shall by appointed under the laws of any country or territorial subdivision thereof, and in the case of an involuntary filing only, such impediment is not removed within thirty (30) days from the inception of same, RC may terminate this agreement upon thirty (30) days’ written notice.

Confidentiality:	With respect to any Confidential Information (defined below) disclosed to one another pursuant to this Agreement, the party receiving the Confidential Information (the “Receiving Party”) agrees: (i) to use the Confidential Information of the party disclosing such information (the “Disclosing Party”) solely in connection with the development, marketing, and promotion of the Games and the Platform; (ii) to use reasonable efforts to prevent unauthorized disclosure of the same to others; (iii) not to disclose, summarize, distribute, duplicate or use the same other than as provided for herein without first receiving written approval from the Disclosing Party authorizing such other use; and (iv) not to remove or obliterate markings (if any) on Confidential Information indicating its confidential or proprietary nature.

“Confidential Information” means information provided to the Receiving Party by the Disclosing Party (or any third party under an obligation of confidentiality to the Disclosing Party) in any way relating to the Disclosing Party’s current or future products, services or business, including but not limited to current or future: (i) information, know-how, techniques, methods, information, concepts, ideas, development tools or kits, emulator boards, development specifications, physical model prototype mechanism, or trade secrets, (ii) patent applications and information related thereto, (iii) any business, marketing, customer or sales information, (iv) any information relating to development, design, operation, or manufacturing, (v) any information that is received from others that the Disclosing Party is obligated to keep confidential, (vi) passwords or other access or security codes necessary to access or use the Disclosing Party’s secure Websites, NewsGroups, developer conferences or similar collaborative or teaching sessions and any information contained therein, and (vii) this Agreement, the terms and conditions thereof and any communications related thereto. Confidential Information may be disclosed in digital or electronic format, in writing, orally, visually, or in the form of drawings, technical specifications, or other tangible items which contain or manifest, in any form, the Confidential Information.

The following shall be excluded from the definition of Confidential Information:

Data and information which was in the public domain prior to the Receiving Party’s receipt of the same hereunder, or which subsequently becomes part of the public domain by publication or otherwise, except by the Receiving Party’s act or omission.

Data and information which the Receiving Party can demonstrate, through written records kept in the ordinary course of business, was in its possession without restriction on use or disclosure, prior to its receipt of the same hereunder, and which was not acquired directly or indirectly from the Disclosing Party under an obligation of confidentiality which is still in force.

Data and information which the Receiving Party can show was received by it from a third party who did not acquire the same directly or indirectly from the Disclosing Party and to whom the Disclosing Party has no obligation of confidentiality.

Data and information developed by the Receiving Party without access to or reliance upon the Confidential Information as demonstrated by written records kept in the ordinary course of business.

Except as otherwise set forth in this Section 7.4, the Receiving Party shall limit access to and disclosure of the other party’s Confidential Information only to those of its employees, and to those individuals specifically authorized by the Disclosing Party in writing to receive its Confidential Information, who: (a) have a strict need to know such Confidential Information; and (b) are under an obligation of confidentiality which would restrict such employees or individuals from disclosing such Confidential Information. Notwithstanding the foregoing, the Receiving Party remains liable for any unauthorized disclosure or use by such parties.

Confidential Information may be disclosed by the Receiving Party as required or compelled by an authorized governmental or judicial entity, provided that the Receiving Party shall provide the Disclosing Party with as much prior notice as reasonably practical, prior to such disclosure. The Receiving Party shall use its best efforts to limit the disclosure to the greatest extent possible consistent with its legal obligations, and if requested by the Disclosing Party, shall cooperate in the preparation and entry of appropriate protective orders.

If the Receiving Party becomes aware, or has reason to believe, that there has been an unauthorized disclosure or use of the Disclosing Party’s Confidential Information, it shall immediately notify the Disclosing Party.

As between the parties, the Confidential Information shall remain the sole property of the Disclosing Party.

Reps and Warranties:	Each party represents and warrants that it has full power and authority to enter into this Agreement and perform its obligations and duties under this Agreement.

RC represents and warrants that: (i) it has the sole and exclusive right to dispose of each and every right herein granted to LedgerZ and that there is no legal obstacle to the granting of such rights; (ii) there is no outstanding claim against any right, title or interest of any kind whatsoever in and to the Platform;

LedgerZ represents and warrants that: (i) it has the right, power and authority to enter into this Agreement and to fully perform its obligations hereunder; (ii) the making of this Agreement does not violate any existing agreement between LedgerZ and another party; (iii) it will distribute, market, promote the Platform in accordance with the applicable laws in the Territory during the Term;

Each party hereto will indemnify, defend and hold harmless the other party, and its parent, subsidiaries, and their respective directors, officers, employees and agents, from and against all damages, losses and expenses (including attorneys’ fees) arising out of or in connection with any third-party claims resulting from any breach of this Agreement by it.

The party seeking indemnification (the “Indemnitee”) shall give prompt written notice to the party providing such indemnification (the “Indemnitor”) of any claims, damages, losses, or expenses that arise. In connection therewith, the Indemnitor agrees to defend, contest or otherwise protect the Indemnitee against any such suit, action, investigation, claim or proceeding at the Indemnitor’s own cost and expense. The Indemnitee shall have the right, but not the obligation, to participate, at its own expense, in the defense thereof by the counsel of its own choice. In the event the Indemnitor fails timely to defend, contest or otherwise protect against any such suit, action, investigation, claim or proceeding, the Indemnitee shall have the right upon ten (10) days’ written notice to the Indemnitor to defend, contest or otherwise protect against the same and make any compromise or settlement thereof and recover the entire cost thereof from the Indemnitor, including without limitation, reasonable attorneys’ fees, disbursements and all reasonable amounts applied as a result of such suit, action, investigation, claim or proceeding or compromise or settlement thereof.

IP Ownership :	The Parties agree that, as between RC and LedgerZ, RC shall retain sole and exclusive ownership of; (i) the Platform; (ii) all intellectual property rights in and to the Platform, including the copyrights in and to the audiovisual elements in the Platform and (iii) all of RC’s pre-existing technology and assets. LedgerZ: (1) will not at any time do or cause to be done any act or thing contesting or in any way impairing or intending to impair any part of RC’s ownership interests; (2) shall not in any manner represent that it has any ownership interest in and to RC’s intellectual property.

RC, without the consent of LedgerZ, may bring any action or proceeding relating to a direct infringement or potential direct infringement of the Platform. RC shall make reasonable, good faith efforts to inform LedgerZ of such actions likely to affect LedgerZ’s rights in a timely manner. RC will have the right to retain all proceeds it may derive from any recovery in connection with such actions.

Miscellaneous:	RC shall have the right, at its election, to assign any of its rights or obligations hereunder, in whole or in part, to any subsidiary, affiliate, or related company, or to any person, firm or corporation owning or acquiring a substantial portion of RC’s stock or assets, and to the extent of such assignment. LedgerZ shall have no right to assign or sublicense any of its rights or obligations hereunder without the written approval of RC.

Nothing herein contained shall give or is intended to give any rights of any kind to any third persons.

If any provision of this Agreement is or becomes or is deemed invalid, illegal or unenforceable under the applicable laws or regulations of any jurisdiction, either such provision will be deemed amended to conform to such laws or regulations without materially altering the intention of the parties or it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

In the event of litigation or arbitration between the parties arising out of or relating to this Agreement, the prevailing party will be entitled to recover court or arbitration costs and reasonable fees of attorneys, accountants and expert witnesses incurred by such a party in connection with the action or arbitration.

Force Majeure:	Neither RC nor LedgerZ shall be liable for any breach of this Agreement (other than the payment of money by a party to this Agreement) occasioned by any cause beyond the reasonable control of such party, which for purposes of this Agreement shall mean governmental action, war, terrorism, riot or civil commotion, fire, floods, labor disputes, restraints affecting shipping or credit, delay of carrier, inadequate supply of suitable materials or any other cause which could not with reasonable diligence be controlled or prevented by the parties.

Governing Law:	This Agreement shall be governed by the laws of the State of California, without regard to its conflict of laws principles. Any legal actions (including judicial and administrative proceedings) with respect to any matter arising under or growing out of this Agreement, shall be brought in a court of competent jurisdiction in San Diego County, California. Each party hereby consents to the jurisdiction and venue of such courts for such purposes.

Equitable Relief:	Both RC and LedgerZ acknowledge that in the event of its material breach of this Agreement, legal remedies may be inadequate and either party will be entitled to seek injunctive or other equitable relief in addition to any relief available at law.

Notices:	All written communication under this Agreement shall be considered given when the same is: (i) delivered to the party(ies) entitled to such notice; (ii) deposited with a guaranteed air courier service to the person(s) and address(es) stated herein; or (iii) transmitted by facsimile with an original sent concurrently by a guaranteed air courier service. Notice shall be deemed effective upon the earlier of actual receipt or five (5) business days after mailing or transmittal. Two copies of all notices provided by LedgerZ to RC shall be sent to RC’s address set forth herein. All notices to RC shall include a copy to RC’s address as set forth in this Agreement to the attention of General Counsel.

Entire Agreement:	This Agreement constitutes the entire Agreement between RC and LedgerZ relating to the subject matter hereof. All prior written and contemporaneous verbal negotiations, representations, agreements and understandings are merged into, extinguished by and completely expressed by it. Neither RC nor LedgerZ shall be bound by any definition, condition, warranty, representation, modification, consent or waiver other than an expressly stated herein unless set forth in a writing executed by the party to be bound.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.

ROBOT CACHE US, INC.		LEDGERZ HOLDINGS

Name:	Lee Jacobson	Name:	SONGYA ZHANG
Title:	CEO	Title:	Director